SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

May 3 & 10, 2004

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F  X        Form 40-F  _______

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes   X            No  ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date: May 11, 2004

by:  ______________________________________

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0161

Shares Outstanding: 42,559,395

CUSIP #229248109

CNQ Trading Symbol:  "CYTG"

OTCBB Trading Symbol: "CYTGF"

May 3, 2004

CRYSTAL GRAPHITE CORORATION ANNOUNCES CANADA PUMICE CORPORATION EXPANSION

Vancouver, BC...Crystal Graphite Corporation ("CGC") (CNQ:CYTG & OTCBB:CYTGF )... announces that its newly acquired subsidiary Company, (refer to news release April 29, 2004) Canada Pumice Corporation ("CPC"), is immediately proceeding with an expansion in production equipment at its quarries both in Nazko and Quesnel, British Columbia.  The construction of the bagging plant facility in Quesnel is essential to service the product increased demand for bagged products for the retail market.  The bagging plant facility is serviced with its own rail siding and bulk loading and storage facility is scheduled to be completed by mid July 2004 to accommodate the processing of fall shipments of bagged goods to CPC's customer base and its major distributor.

Mr. Brian Wear Vice President and COO states "the bagging plant facility will allow CPC to increase its market share and sales in the retail market sector.  With eight new distributors in British Columbia, Alberta and Washington state, the demand for bulk products has increased considerably.  Bulk sales are up 66% in the first quarter of 2004 compared to the first quarter last year.  CPC is currently operating two shifts per day at its primary quarry."

Mr. James Beechey, Marketing and Product Development Manager of True North Specialty Products/a Univar Company states "we are very pleased with our decision to have aligned ourselves with Canada Pumice Corporation to be able to represent their product line.  We are in the final stages of placement of Lavascape™, Sante Fe Shale™, Anti-Slipäand Tephragro™ with several of Canada's largest retailers.  The ability to supply bagged and packaged products has been the key to securing this opportunity and will be the key to the future in expanding the business."

CPC supplies a number of major landscape and construction products with its Lavascape™ and Tephralite™ products. CPC has been providing its unique products to the horticulture, agriculture, construction, landscape trades, and concrete block industry for 13 years.

For further information, visit the Company's website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements."  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could" or "might" occur.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0162

Shares Outstanding: 44,214,395

CUSIP #229248109

CNQ Trading Symbol:  "CYTG"

OTCBB Trading Symbol: "CYTGF"

May 10, 2004

CRYSTAL GRAPHITE CORORATION ANNOUNCES

FINANCING COMPLETION

Vancouver, BC...Crystal Graphite Corporation ("CGC") (CNQ:CYTG & OTCBB:CYTGF )... announces that it has completed a financing by the issuance of a debenture in the amount of

CDN$4 million bearing interest at 15% and with a fee of 1,500,000 shares.  The debenture is payable in one year unless extended by the Company to two years.  This financing was effected to pay off previous debt and to provide working capital and funding for the Canada Pumice Corporation expansion at the quarry facility and bagging plant facility.

For further information, visit the Company's website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements."  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could" or "might" occur.